U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                        SEC FILE NUMBER: 0-27208
                                                         CUSIP NUMBER: 828813105

(Check One):
[X] Form 10-K  [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q  [  ] Form N-SAR

     For Period Ended: September 30, 2000
                       ------------------
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended: .............................

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             READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
                             PLEASE PRINT OR TYPE.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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Part I - Registrant Information

                       Simon Transportation Services Inc.
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                             Full Name of Registrant

                                       N/A
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                            Former Name if Applicable

                              5175 West 2100 South
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           Address of Principal Executive Office (Street and Number)

                          West Valley City, Utah 84120
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                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The annual report of the registrant on Form 10-K could not be filed because management requires additional time to obtain certain documentation from third parties necessary to verify information required to be included in the report. Management has used all reasonable efforts to obtain such information in order to file the report in a timely manner. However, due to factors outside of management's control, including holiday schedules of such third parties, the registrant has not yet obtained all necessary information. The annual report on Form 10-K will be filed within fifteen days of the date the original report was due.
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


Part IV -- Other Information

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(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this notification

        Alban B. Lang             801                         924-7000
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         (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                               [X]Yes  [ ]No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                               [X]Yes  [ ]No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The annual report of the registrant on Form 10-K could not be filed because management requires additional time to obtain certain documentation from third parties necessary to verify information required to be included in the report. Management has used all reasonable efforts to obtain such information in order to file the report in a timely manner. However, due to factors outside of management's control, including holiday schedules of such third parties, the registrant has not yet obtained all necessary information.

Management believes the results contained in the annual report on Form 10-K will not differ materially from results set forth in the registrant's press release dated December 14, 2000. A copy of the press release is attached as Exhibit 99 to this filing.

                       Simon Transportation Services Inc.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date 12/29/00              By /s/ Alban B. Lang
     -----------              --------------------------------------------------
                              Alban B. Lang, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal
                     Criminal Violations (See 18 U.S.C. 1001).
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Form12b-25.T.General Instructions.

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendment thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendment thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended modification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.